SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X|

Check the appropriate box: |_| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy Statement |X| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("AAG") (Name of Registrant as Specified In Its Charter)

Steve Nieman, Richard D. Foley and Robert C. Osborne MD (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed: PROXY STATEMENT ANNUAL MEETING OF STOCKHOLDERS Scheduled to be held at the William M. Allen Theater at The Museum of Flight, 9404 E. Marginal Way South, Seattle, Washington at 2 p.m. on May 20, 2003. For more details, please reference the Company's April 14, 2003 Definitive Proxy statement.

SOLICITATION, VOTING AND REVOCATION OF PROXIES
Richard D. Foley, Steve Nieman and Robert C. Osborne, MD.

(posted Tuesday 5-13-03) THURSDAY MAY 15, 2003 MIDNIGHT DEADLINE FOR VOTING YOUR 401(k) SHARES FOR THE CHALLENGERS

Today, Putnam authorized the fax number (800) 250-8416 (attn: Mr. Rob Falbey) to allow Alaska/Horizon Air 401(k) plan participants to send instructions to the Trustee. As we post this, the mailing deadline has past because there are only two days left. As per the Putnam 5-9-03 letter below, print out our electronic proxy card, fill it out, write across the top 401(k) shares and fax it to Putnam. It's a long story about how we got to this unfortunate point. We will have lots of time to tell stories after this ordeal is over. But remember: don't discount the power of democracy. If you don't vote, injustices that exist in our workplaces will never be addressed. Stranger things have happened. Outcomes have been decided by fewer than a handful of votes...